UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company CNPJ No. 60.746.948/0001-12

Material Fact

     Banco Bradesco S.A. (Bradesco) communicates to its shareholders and the market in general that its Board of Executive Officers, in a meeting held on this date, has decided to propose to the Board of Directors, which shall resolve in a meeting to be held on December 22, 2017, the payment of additional interest on shareholders’ equity to the company’s shareholders, for the total value of R$4,820,000,000.00, in which R$0.754464633 will be paid per common share and R$0.829911096 per preferred share.

If the proposal is approved:

a) this will benefit the shareholders who are registered in the Company’s records on December 22, 2017 (date of declaration), whereby the shares will be traded "ex-rights" at additional interest from December 26, 2017; and

b) the payment will occur on March 8, 2018 with the net value of R$0.641294938 per common share and R$0.705424432 per preferred share, after deducting the withholding income tax of 15% (15 per cent), except for the legal entity shareholders who are exempt from such taxation, who will receive the declared value.

     The interest relating to the shares in custody on B3 S.A. - Brasil, Bolsa, Balcão will be passed on to their holders through the respective custody agents.

The following statement of the amounts paid and payable relating to 2017:

Amounts Paid				R$
Monthly interest on shareholders’ equity relating to the months from January to November				1,172,142,950.23
Interim interest on own shareholders’ equity declared on June 30,2017 and paid on July 17,2017				1,102,000,000.00
Subtotal - amounts paid(*)				2,274,142,950.23
Amounts Payable
Monthly interest on shareholders’ equity relating to the month of December, to be paid on January 2,2018				110,201,318.37
Additional interest on shareholders’ equity to be resolved on December 22, 2017 and paid on March 8,2018				4,820,000,000.00
Subtotal of Amounts payable				4,930,201,318.37
Total				7,204,344,268.60
(*) it considers the bonus approved in the EGM of March 10, 2017.

Per share in R$
Type	Monthly interest on shareholders’ equity	Interim interest on shareholders’ equity for the 1st semester	Additional interest	Total
Common	0.206997912	0.172493781	0.754464633	1.133956326
Preferred	0.227697708	0.189743160	0.829911096	1.247351964

     The Company may, based on the results to be calculated at the end of the financial year of 2017, distribute new interest and/or dividends to the shareholders.

     If approved, the additional interest represents approximately 44 times the monthly interest paid, net of income tax at source, and will be included in the calculation of the mandatory dividends for the financial year provided for in the bylaws.

Cidade de Deus, Osasco, SP, December 7, 2017

Yours faithfully,

Alexandre da Silva Glüher

Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.